Exhibit 12.1    Computation of Ratio of Earnings to Fixed Charges

	YEAR ENDED DECEMBER 31,
(in thousands, except ratio)	2003	2004	2005	2006	2007

Consolidated pretax income (loss)	$396,217	$521,212	$721,051	$567,108	$(420,098)
Share of distributed income of 50%-or-less-owned affiliates net of equity pickup	94	(5,772)	(315)	260	(342)
Amortization of capitalized interest	38,263	41,764	45,483	48,708	41,689
Interest	50,125	53,242	66,697	71,955	62,122
Less interest capitalized during the period	(42,602)	(52,015)	(65,959)	(71,750)	(62,024)
Interest portion of rental expense	5,973	5,639	5,678	7,736	8,911

EARNINGS (LOSS)	$448,070	$564,070	$772,635	$624,017	$(369,742)
Interest	$50,125	$53,242	$66,697	$71,955	$62,122
Interest portion of rental expense	5,973	5,639	5,678	7,736	8,911

FIXED CHARGES	$56,098	$58,881	$72,375	$79,691	$71,033
Ratio of earnings to fixed charges	7.99	9.58	10.68	7.83	(5.21)